

January 13, 2011

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

Re: **BioTime, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Definitive Proxy Statement
        Filed April 30, 2010
        File No. 001-12830

Dear Dr. West:

        We have reviewed your January 12, 2011 response to our January 7, 2011 comment letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to the Consolidated Financial Statements

5. Royalty Obligations and Deferred License Fees, page 59

1. Please refer to prior comment one. Your response indicates that "it is conceivable that some licensed technology may continue to be used in BioTime research and development" and your disclosure in Note 5 states that the licensed patents and technologies are used in your research and development. Since the licensed technology appears to be used in your research and development activities, it is unclear why you have not begun to amortize these license fees. Please explain your basis in the literature for not amortizing these assets while they are being used. Also, tell us whether the

license patents and technologies were ready for use at the acquisition date and explain your basis for concluding that none of the economic benefits associated with these assets would be consumed or otherwise used up until products became available for sale to the general public.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant